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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Guy Bernstein

Vice President, Finance

Magic Software Enterprises Ltd.

+972-3-538-9292

gbernstein@magicsoftware.com

Magic Software Enterprises Announces Strong Fourth Quarter And Full Year 2003 Results With Significant Growth In Revenues, Profits And Software Sales

Company Reports Revenue Jump of 26% as Software Sales Leap by a Robust 78%

Or Yehuda, Israel (February 2, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today results for the fourth quarter 2003 and year ended December 31, 2003.

Fourth Quarter Results

Total revenues for the fourth quarter ended December 31, 2003 were $17.30 million, an increase of 26% from $13.76 million for the comparable quarter of 2002 and 10% from the $15.67 million posted in the third quarter of 2003.

Net profit for the fourth quarter of 2003 was $1.23 million (or $0.04 cents per share) as compared with a net loss of $3.29 million (or ($0.11) cents per share) for the fourth quarter of 2002 and increased 51% from net profit of $813 thousand (or $0.03 cents per share) for the third quarter of 2003.

Software license sales for the quarter, at $6.36 million, increased substantially by 78% from $3.58 million for the fourth quarter of 2002 and by 34% from $4.75 million in the third quarter of 2003. Application sales were $2.25 million for the fourth quarter, up 80% from $1.25 million for the fourth quarter of 2002 and up 32% from the $1.70 million posted in the third quarter of 2003.

Revenues from consulting and other services, at $5.83 million, decreased 6% from $6.17 million in the fourth quarter of 2002 and 10% from $6.46 million in the third quarter of 2003. Revenues from maintenance and support, at $2.85 million, were up 3% from $2.77 million recorded in the fourth quarter of 2002 and $2.76 million in the third quarter of 2002.

In the fourth quarter of 2003, Europe accounted for 42% of the Company’s total revenues, North America for 31% and Asia/Pacific for 27%.

Fiscal Year 2003 Results

For the year ended December 31, 2003, Magic reported total revenues of $63.39 million as compared with $60.00 million in the previous year, an increase of 6%. Net profit for 2003 was $3.07 million (or $0.10 cents per share), as compared with a net loss of $5.66 million (or ($0.19) cents per share) in 2002.

Software license sales for 2003 were $19.71 million, an increase of 30% from $15.14 million in 2002. Application sales for the year were $7.28 million as compared to $7.36 million for 2002, while consultancy and other services in 2003 were $25.55 million, down 4% from $26.63 million in 2002.

In 2003, Europe accounted for 39% of Company revenues, North America for 33% and Asia/Pacific for 28%.

“In order to meet our primary goal for 2003, to turn the company around, we implemented a powerful long term business model that we believe will bring consistent revenue growth, profitability and an upward trend for software license sales growth, a model that has already proven effective this year” said Menachem Hasfari, chief executive officer of Magic Software Enterprises. “We succeeded in meeting and beating our objectives on the financial side, and have far exceeded our expected growth in terms of software license sales.”

“We are extremely satisfied with the acceptance that our iBOLT Integration Suite, which we launched in 2003, is receiving in the market,” stated Hasfari. “Our iBOLT strategy is being implemented at a rapidly growing pace. We are succeeding in positioning ourselves in a leading spot in the business integration and process management market segments, a position which has been acknowledged by the leading industry analyst groups.”

Hasfari continued, “We are also very happy with the reception that the recent release of eDeveloper has garnered in our customer base and with prospects. Magic Software’s success is a direct result of the return on investment we are providing our customers and partners, as well as our ability to incorporate feedback and deliver on promises. With excellent products, dedicated employees and management in place, Magic Software is poised for significant double-digit growth in 2004.”

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

Product Development and Enhancements

During the quarter Magic Software announced the release of V1.5 of its iBOLT Integration Suite. The latest iBOLT release focuses on expanding functionality for enhanced business process management (BPM), development, execution and testing, and business activity monitoring (BAM).

The Company also announced that it has been ranked as a market challenger in META Group's recently released METAspectrum for Enterprise Application Integration for iBOLT. IBOLT was specifically recognized for its strength in providing a hybrid solution that combines application integration and application development. Magic Software was also highlighted as the only vendor included in the analysis that is primarily targeting midsize enterprises and the iSeries installed base.

iBOLT Deals and Partnership Agreements

Some of the iBOLT projects and partnership agreements that were announced or signed during the reported quarter include:

Voigt Software, a leading German provider of software solutions to the liquid gas industry, to integrate their market leading vertical ERP with back-end systems,

B&C International, a leading Dutch manufacturer of window fashion products, to integrate vendor procurement information and finance systems,

French SVP Group, a global leading provider of business advisory, research and consulting services, to integrate multiple systems including SAP, Sage, and other homegrown applications,

Fastquest in the UK, to integrate systems for point of sale management including order processing and warehouse management,

ESI, a leading supplier of business rules engine (BRE) technology, to strengthen the business process management (BPM) functionality of its iBOLT Integration Suite

Other significant new deals closed or announced during the quarter were:

CoreTech Consulting Group, LLC, for a new two year $2.2 million contract to provide support services to one of the world's largest global pharmaceutical companies, and a contract to supply support services to a major U.S. government agency in a deal valued at $2 million;

A major government integration and development project for the Italian government valued at over $1 million;

One of the world's leading logistics companies, based in the U.S., for continued development and customization of an enterprise logistics and control systems;

Denholm Logistics in the U.K., to upgrade a freight forwarding system developed in eDeveloper that encompasses customs clearance, accounting, and control of freight;

Eclipse Learner Systems Limited, in the U.K., who secured contracts valued at around $1 million to supply colleges with a fully integrated Learner Management and Administration system built with eDeveloper;

Clalit Health Services in Israel, which provides services for more than 3.7M customers with more than 1,200 clinics, 14 hospitals, 400 pharmacies and hundreds of labs, for licenses and support of logistics and management systems; and

Rosenbauer AG in Germany, for the rollout of the new eDeveloper-based ERP system throughout Europe.

Conference Call

Magic Software will host a conference call today, February 2, 2004, at 10AM EST / 15:00 GMT / 17:00 Israel, to discuss the Company’s fourth quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

From the US: 1-866-485-2399

From the UK: 0-800-917-9141

From Israel: 1-800-227-297

Callers should reference “Magic Software Q4 Earnings Conference Call” with the AT&T Operator.

For those who cannot listen to the live broadcast, a digitized replay of the conference call will be available for one week from February 2, 2004 at the following numbers listed below:

From the US: 1-877-332-1104

From the UK: 0-800-917-4256

From Israel: 03-9255902

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (NASDAQ: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended December 31,		Twelve Months ended December 31,
	2003	2002	2003	2002
Revenues
Software sales	$6,361	$3,575	$19,712	$15,136
Applications	2,252	1,253	7,277	7,355
Maintenance	2,852	2,767	10,853	10,882
Consultancy & other services	5,830	6,166	25,548	26,631
Total revenues	$17,295	$13,761	$63,390	$60,004

Cost of revenues
Software sales	$1,546	$1,795	$5,105	$5,652
Maintenance	674	1,024	2,580	4,100
Consultancy & other services	3,966	4,758	16,454	19,239
Total cost of revenues	$6,186	$7,577	$24,139	$28,991

Gross profit	$11,109	$6,184	$39,251	$31,013

Research & development, net	1,385	1,322	4,775	5,336
Sales, Marketing, General and administrative expenses	7,813	6,920	29,087	28,962
Depreciation	415	450	1,727	1,732
Restructuring costs & non-recurring expenses		1,123		1,123
Operating income (loss)	$1,496	$(3,631)	$3,662	$(6,140)

Financial income, net	108	383	307	958
Capital loss	8	-	42	-
Income (loss) before taxes	1,596	(3,248)	3,927	(5,182)
Taxes on income	106	(47)	230	(384)
Income (loss) before minority Interest	1,490	(3,295)	3,697	(5,566)
Minority interests in income of subsidiaries	224	115	594	11
Equity losses	36	(108)	36	(108)
Net income	$1,230	$(3,288)	$3,067	$(5,663)

Earnings (loss) per share, basic and diluted	$0.04	$(0.11)	$0.10	$(0.19)
Basic weighted avg. shares outstanding (000’s),	29,947	29,599	29,624	29,690
Diluted weighted avg. shares outstanding (000’s)	31,319	29,599	30,533	29,690

Consolidated Balance Sheets (US Dollars in Thousands)
	December 31, 2003	December 31, 2002
Assets
Current assets
Cash and cash equivalents	$13,581	$24,785

Accounts receivable
Trade receivables	19,725	13,605
Related parties	48	624
Other receivables and prepaid expenses	3,500	4,009
Inventory	188	175
Total current assets	37,042	43,198

Severance pay fund	1,781	1,465
Long term receivables and investments	100	852
Fixed assets, net	7,855	8,432
Goodwill	21,155	20,839
Other assets, net	9,867	9,736
Total assets	$77,800	$84,522

Liabilities
Current liabilities
Short-term bank debt	$2,357	$3,464
Trade payables	3,249	2,831
Accrued expenses and other liabilities	14,348	13,703
Total current liabilities	19,954	19,998

Long-term loans	299	414
Accrued severance pay	2,166	1,861
Minority interests	1,457	1,228

Shareholders' equity
Share capital	805	788
Capital surplus	104,685	114,760
Treasury stock	(5,773)	(5,667)
Accumulated deficit	(45,793)	(48,860)
Total shareholders' equity	$53,924	$61,021
Total liabilities and shareholders’ equity	$77,800	$84,522

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 2 February, 2004